Iconic Sports Acquisition Corp.

190 Elgin Avenue

George Town, Grand Cayman KY1-9008

Cayman Islands

October 21, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Real Estate and Construction
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ronald Alper

Re:	Iconic Sports Acquisition Corp. Registration Statement on Form S-1, as amended File No. 333-260096

Dear Mr. Alper:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Iconic Sports Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on October 21, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Christian O. Nagler, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4660, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Fausto Zanetton
Fausto Zanetton
Chief Financial Officer and Co-Chief Executive Officer